SEC 1746 (2-98)
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendments No. 4)*


                              SI Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    783978109
                     ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
     Cannell Capital, LLC, 150 California Street, San Francisco, CA 94111
                                (415) 835-8302
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  September 5, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)[X].................................................................
           ------------------------------------------------------------------

      (b)[ ].................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California, USA..............
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power     0   .................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

-------------------------------------------------------------------------------
            8.    Shared Voting Power        0...............................
                                       --------------------------------------

-------------------------------------------------------------------------------
            9.    Sole Dispositive Power     0...............................
                                          -----------------------------------

-------------------------------------------------------------------------------
            10.  Shared Dispositive Power        0...........................
                                           ----------------------------------

--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person         0
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13............Percent of Class Represented by Amount in Row (11)     0.0%
                                                                     ----------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IA.......................................................................
-----------------------------------------------------------------------------

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)[X].................................................................
           ------------------------------------------------------------------

      (b)[ ].................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power      0 ..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

-------------------------------------------------------------------------------
            8.    Shared Voting Power        0...............................
                                       --------------------------------------

-------------------------------------------------------------------------------
            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------

-------------------------------------------------------------------------------
            10.  Shared Dispositive Power        0...........................
                                           ----------------------------------

--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person         0
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13............Percent of Class Represented by Amount in Row (11)     0.0%
                                                                     ----------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IN.......................................................................
-----------------------------------------------------------------------------

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)[X].................................................................
           ------------------------------------------------------------------

      (b)[ ].................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power     0  ..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

-------------------------------------------------------------------------------
            8.    Shared Voting Power        0...............................
                                       --------------------------------------

-------------------------------------------------------------------------------
            9.    Sole Dispositive Power     0...............................
                                          -----------------------------------

-------------------------------------------------------------------------------
            10.  Shared Dispositive Power        0...........................
                                           ----------------------------------

--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person         0
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13............Percent of Class Represented by Amount in Row (11)     0.0%
                                                                     ----------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   CO.......................................................................
-----------------------------------------------------------------------------

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)[X].................................................................
           ------------------------------------------------------------------

      (b)[ ].................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power       0 .................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

-------------------------------------------------------------------------------
            8.    Shared Voting Power        0...............................
                                       --------------------------------------

-------------------------------------------------------------------------------
            9.    Sole Dispositive Power      0..............................
                                          -----------------------------------

-------------------------------------------------------------------------------
            10.  Shared Dispositive Power        0...........................
                                           ----------------------------------

--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person        0
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   PN.......................................................................
-----------------------------------------------------------------------------

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

   .........................................................................

CUSIP No.  783978109
           ---------


Item 1  Security and Issuer

        This statement relates to Common Stock, $0.01 par value per share ("Common Stock"), issued by SI Technologies, Inc., a Delaware Corporation ("SI"). The address of the principal executive offices of SI is 14192 Franklin Avenue, Tustin, CA 92780.


Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California, USA
        Principal Business: Investment Adviser
        Address: 150 California Street, San Francisco, CA 94111
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman)Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, San Francisco, CA 94111
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to both Cuttyhunk and Anegada.


Item 3  Source and amount of Funds or other Consideration

        N/A

Item 4  Purpose of Transaction

        The Common Stock was sold in the ordinary course of the Adviser's management of the accounts of its investment advisory clients.

        Subject to availability at prices deemed favorable, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) Not Applicable

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 2 to the Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions since the last 13D filing on January 2, 2002.

        -----------------------------------------------------------------
        Party         Date       Amount     Price per   Where & How
                                 Bought       Share       Effected
                                 (Sold)
        -----------------------------------------------------------------

        Anegada     5/23/2002      (100)         1.472    Open Market
        Anegada     7/16/2002      (200)         1.440    Open Market
        Anegada     7/23/2002      (500)         1.230    Open Market
        Anegada     7/25/2002    (1,900)         1.290    Open Market
        Anegada     7/29/2002      (500)         1.290    Open Market
        Anegada     8/1/2002     (2,400)         1.240    Open Market
        Anegada     8/15/2002      (300)         1.100    Open Market
        Anegada     8/16/2002      (200)         1.100    Open Market
        Anegada     8/19/2002      (200)         0.890    Open Market
        Anegada     8/20/2002    (2,300)         0.990    Open Market
        Anegada     8/26/2002      (300)         0.990    Open Market
        Anegada     8/27/2002      (100)         0.990    Open Market
        Anegada     8/30/2002      (200)         0.990    Open Market
        Anegada     9/3/2002       (300)         0.890    Open Market
        Anegada     9/5/2002    (73,140)         0.493    Open Market
        Cuttyhunk   5/23/2002      (500)         1.472    Open Market
        Cuttyhunk   6/17/2002    (2,800)         1.490    Open Market
        Cuttyhunk   6/24/2002      (600)         1.490    Open Market
        Cuttyhunk   6/26/2002      (100)         1.490    Open Market
        Cuttyhunk   7/16/2002      (900)         1.440    Open Market
        Cuttyhunk   7/23/2002    (2,000)         1.230    Open Market
        Cuttyhunk   7/25/2002    (7,200)         1.290    Open Market
        Cuttyhunk   7/29/2002    (2,100)         1.290    Open Market
        Cuttyhunk   8/1/2002     (9,000)         1.240    Open Market
        Cuttyhunk   8/15/2002    (1,200)         1.100    Open Market
        Cuttyhunk   8/16/2002      (900)         1.100    Open Market
        Cuttyhunk   8/19/2002      (800)         0.890    Open Market
        Cuttyhunk   8/20/2002    (9,000)         0.990    Open Market
        Cuttyhunk   8/26/2002    (1,300)         0.990    Open Market
        Cuttyhunk   8/27/2002      (600)         0.990    Open Market
        Cuttyhunk   8/30/2002      (700)         0.990    Open Market
        Cuttyhunk   9/3/2002     (1,300)         0.890    Open Market
        Cuttyhunk   9/5/2002   (193,540)         0.493    Open Market
        Cuttyhunk   9/5/2002    (87,120)         0.493    Open Market


        (d) Not Applicable

        (e) As of September 5, 2002, the Adviser, as investment adviser to Cuttyhunk and Anegada ceased to be a beneficial owner of more than 5% of Common Stock. Also as of September 5, 2002 all holdings in Common Stock had been sold.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk and Anegada.

Item 7  Material to Be Filed as Exhibits

        None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 5, 2002
                          J. Carlo Cannell

                          /s/ J. Carlo Cannell
                          -----------------------------------
                          J. Carlo Cannell


                          Cannell Capital, LLC

                          /s/ J. Carlo Cannell
                          -----------------------------------
                          J. Carlo Cannell, Managing Member


                          The Anegada Fund, Limited

                          /s/ J. Carlo Cannell
                          ----------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser


                           The Cuttyhunk Fund Limited

                          /s/ J. Carlo Cannell
                          ----------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser